UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-34393
CUSIP NUMBER 16936J 202

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Auto Logistics Inc.

Full Name of Registrant

Former Name if Applicable

Floor 1 FTZ International Auto Mall, 86 Tianbao Avenue, Free Trade Zone

Address of Principal Executive Office (Street and Number)

Tianjin Province, The People’s Republic of China 300461

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the period ended December 31, 2017 within the prescribed time period without unreasonable effort and expense because extra time is needed to identify certain related party transactions and the impact of such transactions for the preparation of the financial statements for the Form 10-K.

The Registrant identified a material weakness in internal controls and procedures over identifying and reporting certain relationships and related transactions. This material weakness in the control environment contributed to delays in compiling the information for the preparation of the financial statements and disclosure involving related transactions for the Form 10-K which could not be eliminated without unreasonable effort or expense.

The Registrant has determined that the identified material weakness would impact its disclosures in the financial statements and Form 10-K but expects to correct this material weakness by implementing additional procedures in the first half of 2018. The Registrant is working diligently with its auditors to complete its Annual Report on Form 10-K and expects to file its Form 10-K no later than fifteen days following its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tong Shiping	(86-22)	2576-2771
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Auto Logistics Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2018	By:	/s/ Tong Shiping
	Name:	Tong Shiping
	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

Exhibit to 12b-25

The Registrant expects revenue from continuing operations for the year ended December 31, 2017 to increase approximately 4% from the year ended December 31, 2016 and the net loss from continuing operations for the year ended December 31, 2017 to increase 49% from the year ended December 31, 2016. The expected increase in net loss for the year ended December 31, 2017 resulted from a decline in gross margin in the sales of automobiles, the decline in the revenue generated from Financing Services and a moderate increase in the Registrant’s operating expenses.

The financial information presented above is preliminary, based upon the Registrant’s internal estimates and subject to the Registrant’s ongoing assessment of revenue recognition, the Audit Committee’s independent review of this matter, and completion of the Registrant’s financial closing procedures and issuance of its financial statements as of and for the year ended December 31, 2017. The Registrant’s final financial results and other financial data could differ materially from this preliminary financial information. The Registrant’s final financial results will be set forth in the Registrant’s Form 10-K as of and for the year ended December 31, 2017.

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